

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 22, 2010

Quintin Kneen
Executive Vice President
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77043

Re: GulfMark Offshore, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-3
File No. 333-153459
Filed March 2, 2010

Dear Mr. Kneen:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Undertakings, page II-3

1. We note your inclusion of the undertaking provided by Item 512(i) of Regulation S-K. Please remove the undertaking or, in the alternative, explain why the undertaking is applicable and should be included.

Exhibit 4.7 Form of Debt Securities Indenture

2. We note from your exhibit index that you plan to file a form of indenture by amendment or subsequently incorporated by reference. Because indentures are qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, the actual indentures should be filed as exhibits to this registration statement prior to its effectiveness. For additional guidance, you may wish to refer to Compliance and Disclosure Interpretations,

Trust Indenture Act of 1939, Question and Answer 201.04 (available at
www.sec.gov).

Exhibit 5.1 Opinion of Strasburger & Price, LLP

3.   We note that you incorporate by reference Exhibit 5.1 of your Post-Effective
        Amendment No. 1 and that the consent of counsel in the incorporated legal
        opinion is limited to the use and filing of the opinion letter as Exhibit 5.1 to the
        Post-Effective Amendment No. 1 to the Registration Statement. Please obtain
        and file a new or revised opinion in which counsel has consented to the use and
        filing of its opinion in the Post-Effective Amendment No. 2.

Closing Comments

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

    4. should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

    5. the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

    6. the company may not assert this action as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Garney Griggs
(832) 397-3522